# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pampa Energy Inc., CIK 0001469395
CUSIP: 697660207
Title of class of securities: Common Shares, par value Ps.1.00 (the "Pampa Shares") American Depositary Shares, each representing 25 Pampa Shares (the "Pampa ADSs")
Address of issuer's principal executive offices: MAIPU 1, City of Buenos Aires, Argentina (C1), C1084ABA
Date of event which requires filing of this statement: 12/12/2025
Filed by CIK 0002022936
Persons authorized to receive notices and communications: Maria Carolina Sigwald, Maipu 1, Buenos Aires, Argentina (C1), 1084, 54-11-4344-6000

## Reporting persons
- Marcos Marcelo Mindlin (CIK 0002022936): type of reporting person: individual (IN); citizenship or place of organization: Argentina (C1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 190,035,798; shared voting power 0; sole dispositive power 190,035,798; shared dispositive power 0; aggregate amount beneficially owned 190,035,798 (13.94% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value Ps.1.00 (the "Pampa Shares") American Depositary Shares, each representing 25 Pampa Shares (the "Pampa ADSs")
Name of issuer: Pampa Energy Inc.
Address of issuer's principal executive offices: MAIPU 1, City of Buenos Aires, Argentina (C1), C1084ABA
Comment: This Amendment No. 13 (this "Amendment No. 13") amends and supplements the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the "SEC") on December 21, 2010 (as amended from time to time, the "Schedule 13D"), with respect to the common shares (the "Pampa Shares") of Pampa Energia S.A., a sociedad anonima organized under the laws of the Republic of Argentina (the "Issuer"), and the American depositary shares (the "Pampa ADSs") of the Issuer, each representing 25 Pampa Shares, that are traded on the New York Stock Exchange. The principal executive offices of the Issuer are located at Maipu 1, C1084ABA, City of Buenos Aires, Argentina. Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 13 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Marcos Marcelo Mindlin
Residence or business address: Maipu 1, C1084ABA, City of Buenos Aires, Argentina
Present principal occupation or employment: Chairman of the Board of Directors (the "Board") and Executive Director of the Issuer.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Argentina

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No material changes.

## Item 4. Purpose of Transaction
Purpose of transaction: No material changes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Attached hereto as Exhibit No.1.
Number of shares as to which each person has sole or shared power to vote or dispose: Attached hereto as Exhibit No.1.
Transactions in the class effected during the past sixty days: Attached hereto as Exhibit No.2.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 13.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No material changes.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No material changes.

## Signatures
- Marcos Marcelo Mindlin: Marcos Marcelo Mindlin, Chairman of the Board of Directors and Executive Director (12/11/2025)